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MAR 01 2017

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SECU

17009805

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65678

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Wealth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 Nassau Street
(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Michel 609-631-8231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – *if individual, state last, first, middle name*)

185 Crossways Park Drive	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GLEN EAGLE WEALTH LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

GLEN EAGLE WEALTH LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Glen Eagle Wealth LLC

We have audited the accompanying statement of financial condition of Glen Eagle Wealth LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Glen Eagle Wealth LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glen Eagle Wealth LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 on page 10 has been subjected to audit procedures performed in conjunction with the audit of Glen Eagle Wealth LLC's financial statements. The supplemental information is the responsibility of Glen Eagle Wealth LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz + Goldfarb, LLP

Woodbury, New York
February 27, 2017

OATH OR AFFIRMATION

I, Susan Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glen Eagle Wealth, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Kathleen M Karkos

Notary Public

KATHLEEN M KARKOS
Commission # 2432271
Notary Public, State of New Jersey
My Commission Expires
April 08, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEN EAGLE WEALTH LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	74,805
Due from broker		72,766
Clearing deposit		25,000
Due from affiliate		20,539
Prepaid expenses and other assets		36,748
Total current assets		229,858
Property and equipment (net of accumulated depreciation of $35,272)		8,363
Total Assets	$	238,221
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	92,753
Member's equity		145,468
Total Liabilities and Member's Equity	$	238,221

See notes to financial statements.

GLEN EAGLE WEALTH LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenues		
Advisory fees	$	132,840
Commission income		1,178,237
Other income		3,364
Investment income		278
		1,314,719
Operating expenses		
Commissions paid to brokers		881,742
Employee compensation and benefits		173,742
Clearing costs		62,612
Insurance		43,049
Professional fees		43,752
Occupancy cost		37,726
Regulatory and SIPC fees		24,812
Depreciation and amortization		2,176
Travel and entertainment		6,268
Other operating expenses		50,309
		1,326,188
Net loss	$	(11,469)

See notes to financial statements.

GLEN EAGLE WEALTH LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$	156,937
Net loss		(11,469)
Balance, December 31, 2016	$	145,468

See notes to financial statements.

GLEN EAGLE WEALTH LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities		
Net loss	$	(11,469)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		3,851
Changes in assets and liabilities		
Due from broker		(24,357)
Due from affiliate		16,046
Prepaid expenses and other assets		6,553
Accounts payable and accrued expenses		(2,765)
Net cash used in operating activities		(12,141)
Cash flows from investing activities		
Acquisition of fixed assets		-
Net cash used in investing activities		-
Cash flows from financing activities		
Member distributions		-
Net cash used in financing activities		-
Net decrease in cash		(12,141)
Cash, beginning of year		86,946
Cash, end of year	$	74,805
Supplemental cash flow disclosures		
Interest paid	$	216

See notes to financial statements.

GLEN EAGLE WEALTH LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. General

Glen Eagle Wealth, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002 for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced business operations on May 9, 2003 and was originally named Glen Eagle Advisors, LLC. The Company is a wholly-owned subsidiary of Glen Eagle Investments, Inc. On July 1, 2015, Glen Eagle Advisors, LLC was renamed Glen Eagle Wealth, LLC. At the same time a new company was formed and named Glen Eagle Advisors, LLC. The new Glen Eagle Advisors, LLC assumed the Registered Investment Advisor activities that had previously been a part of the Company. Now, Glen Eagle Wealth, LLC, operates as a fully disclosed broker dealer and Glen Eagle Advisors, LLC operates as a Registered Investment Advisor. Both firms remain wholly owned subsidiaries of Glen Eagle Investments, Inc.

The Company acts as a broker dealer and is exempt from The Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by the clearing firm.

2. Regulation

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which is designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

3. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Due from Broker –

Receivables consist primarily of commissions earned as an introducing broker dealer pertaining to the sale of mutual funds and variable annuities. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on credit considerations. At December 31, 2016, no allowance was required for this receivable.

3. Summary of Significant Accounting Policies (Continued)

Property and Equipment –

Property and equipment are stated at cost and are depreciated using the double-declining method or the straight-line method over the estimated useful lives of five or seven years.

Revenue Recognition –

Commission income and related expenses, including clearing charges, are recorded on a trade date basis as securities transactions occur.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes –

As the Company is a single member limited liability company, it is not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income, whether or not distributed, and may be entitled to deduct any losses. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Concentration of Credit Risk –

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit worthiness of each counter party.

Financial instruments that are potentially subject to credit risk include cash and cash equivalents and amounts due from broker. The balances in these accounts may periodically exceed federally insured limits.

4. Related Parties

The Company has related party balances with its registered investment advisor affiliate, Glen Eagle Advisors, LLC, a related party through common ownership under an expense sharing agreement. As of December 31, 2016, the Company, is owed by Glen Eagle Advisors, LLC $20,539.

5. Restricted Cash

At December 31, 2016, the Company had $25,000 deposited with Pershing, L.L.C. ("Pershing"), which is the entity the Company uses as its clearing broker. Per the terms of the clearing agreement with Pershing, the Company must maintain a balance of $25,000 deposited at all times.

6. Property and Equipment

At December 31, 2016, property and equipment consists of:

Computer equipment	$	31,258
Furniture and fixtures		10,540
Telephone system		1,837
Less: Accumulated depreciation		(35,272)
Total property and equipment, net	$	8,363

7. Commitments

The Company is a party to leases for its office space and certain equipment. Future minimum lease payments for all leases with terms of one year or more are as follows:

Year Ending December 31,	
2017	$ 70,770
2018	72,058
2019	73,370
2020	74,705
2021	69,620
Total	$ 360,523

Rent expense for the above operating leases amounted to $30,970 for the year ended December 31, 2016.

8. Limited Liability Company

Since the Company is a limited liability company, no member manager, agent or employee of the Company shall be liable for the debts, obligations, or liabilities of the Company. The duration of the Company is perpetual.

9. Minimum Capital Requirements

The Company is subject to The Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to regulatory net capital not exceed 15 to 1.

At December 31, 2016, the Company's net capital under these rules was $61,316 which was $55,132 in excess of its minimum requirement of $6,184. The Company's aggregate indebtedness to net capital ratio was 1.51 to 1.

10. Customer Protection Rule

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to-possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

11. Off Balance Sheet Risk

In the normal course of business, the Company's activities may expose it to off-balance sheet credit risk in the event a counterparty or customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a counterparty being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

12. Subsequent Events

The Company evaluated events occurring after December 31, 2016 and through February 27, 2017, the date the financial statements were available to be issued, to determine whether any items were noted, which necessitated adjustments to or disclosure in the financial statements. No such subsequent events were identified.

GLEN EAGLE WEALTH LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Computation of net capital		
Total member's equity	$	145,468
Less - non-allowable assets		
Property and equipment, net		(8,363)
Other assets		(75,611)
Net capital before haircuts on securities positions		61,494
Haircuts and undue concentrations		(178)
Net capital	$	61,316
Computation of aggregate indebtedness		
Accounts payable and accrued expenses		
includable in aggregate indebtedness	$	92,753
Aggregate indebtedness	$	92,753
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	6,184
Minimum dollar requirement		5,000
Net capital requirement		
(greater of minimum net capital or dollar requirement)	$	6,184
Excess net capital	$	55,132
Excess net capital at 1000 percent	$	52,041
Ratio: aggregate indebtedness to net capital		1.51 to 1

There are no material differences between the preceding computation and the company's corresponding unaudited Form X-17a-5 Part II, as of December 31, 2016.

See report of independent registered accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Glen Eagle Wealth LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Glen Eagle Wealth LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Glen Eagle Wealth LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Glen Eagle Wealth LLC stated that Glen Eagle Wealth LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Glen Eagle Wealth LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glen Eagle Wealth LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 27, 2017

Assertions Regarding Exemption Provisions

Glen Eagle Wealth, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.t 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The company met the identified exemption provision in §240.15c3-3(k) throughout the most recent fiscal year ending December 31,2016, without exception.

Glen Eagle Wealth, LLC

I, Susan Michel, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By:

Susan Michel, Chief Executive Officer
February 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Glen Eagle Wealth LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Glen Eagle Wealth LLC and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Regulator Authority, Inc, solely to assist you and the other specified parties in evaluating Glen Eagle Wealth LLC's compliance with the applicable instructions of Form SIPC-7. Glen Eagle Wealth LLC's management is responsible for Glen Eagle Wealth LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weinberg, Mole: Kranz & Goldfarb, LLP

Woodbury, NY

February 27, 2017

GLEN EAGLE WEALTH LLC

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2016

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2016 to December 31, 2016		$ -
Payment schedule :		
Paid with SIPC-6	8/9/2016	(179)
Paid with SIPC-7		-
Total Payments		$ (179)

See independent accountants' agreed-upon procedures report on schedule of assessment and payment.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065678 FINRA DEC

Glen Eagle Wealth, LLC
353 Nassau Street
Princeton, NJ 08540-4623

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Keith George (908) 231-1000

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (179)

AUGUST 07, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (179)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (179)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $(179)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Glen Eagle Wealth, LLC
(Name of Corporation, Partnership or other organization)

K. George
(Authorized Signature)

Dated the 28TH day of FEBRUARY, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2016
and ending DECEMBER 31, 2016

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,314,719
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,268,353
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	62,612
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 215	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	215
Total deductions	1,331,180
2d. SIPC Net Operating Revenues	$ (16,461)
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)